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10032817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
DEC 28 2010
WASH. D.C.
193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2009 (MM/DD/YY) AND ENDING October 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ponder Securities, Inc

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 West Monroe Street
(No. and Street)

Herrin	Illinois	62948
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Timmermann — (618) 942-7321
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick Bartelstein LLP
(Name – if individual, state last, first, middle name)

10 South Riverside, Suite 900	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public [accountant] must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section [illegible]

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are [not] required to respond unless the form displays a currently valid OMB control [number].

OATH OR AFFIRMATION

I, John Timmerman, affirm that, to the best of my knowledge and belief the accompanying statement of financ condition pertaining to the firm of Ponder Securities, Inc, as of October 31, 2010s true and correct. I furtl affirm that neither the company nor any partner, proprietor, principal officer or director has any proprieta interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

23rd day of December, 2010

OFFICIAL SEAL
CARLA YATES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/22/13

Carla Yates
Notary Public

Signature

John Timmermann
President

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report

Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of **Ponder Securities, Inc.** as of October 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ponder Securities, Inc.** as of October 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

As explained in Notes 1 and 3 to the financial statements, **Ponder Securities, Inc.** is the wholly owned subsidiary of Ponder & Co. and all consulting and administrative services of the Company are provided by the Parent Company.

Blackman Kallick, LLP

December 21, 2010

Ponder Securities, Inc.

Statement of Financial Condition

October 31, 2010

Assets

Current Assets - Cash	$	15,000

Stockholder's Equity

Stockholder's Equity		
Common stock - No par value; authorized, issued and outstanding - 1,000 shares	$	8,000
Retained earnings		7,000
Total Stockholder's Equity	$	15,000

The accompanying notes are an integral part of the financial statements.